FOR IMMEDIATE RELEASE

Dejour Provides 2009 Operational Outlook

Vancouver, Canada. April 1, 2009 (NYSE AMEX: DEJ / TSX: DEJ)

For the year ended December 31, 2008 the Company reports:

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1,000 Boes/day capability at year end from zero in 2007

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Proved and probable (2P) Reserves increased 59% to 1,073 Moe (60%oil), a 654Mboe increase from 2007

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2P Reserve value increased over 900% to C$30MM, up from C$3.3MM at year end 2007

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C$5.765MM in production revenues from zero in 2007

"Dejour has prepared its 2009 plan based on its 2008 accomplishments.  Year end 2008 was a shocking period for the energy sector in which we saw our reserve values drop by C$28MM from June 30, 2008, solely a reflection of commodity prices. The drop to a 7-year low in natural gas prices, combined with the onset of a restrictive credit cycle has caused Dejour to reassess its business model, concentrating its efforts in 2009 on maintaining cash resources, while developing at a moderated pace, assets with the highest potential for short term gains, and protecting our valuable land positions." comments Robert L. Hodgkinson, Chairman & CEO.

"This kind of business environment does, however, have its silver lining. It provides the impetus to reduce overheads, eliminate excessive service sector costs and prepare margins for better profitability as commodity prices turn positive. It also sharpens the focus on development of the highest quality assets in our organization."

Building this production in the high cost and unanticipated sharply decreasing commodity price environment of last year impacted cash resources. Revenues did not meet forecasted targets due to the rapid decline of oil and gas prices during the second half of the year.  Dejour has monetized certain non-core assets to replenish cash and will prudently continue to do so.  Overall, the Company has developed a plan to regain the momentum it had one year ago.

In the interest of minimizing shareholder dilution, the Company is weighing the advantages of additional credit facilities versus the elimination of its bank debt and trade payables by selling down a portion of its producing assets in Canada by the end of Q2/09 (currently less than C$6.4MM including signed agreements for sale). This would allow the Company to focus on the leverage offered by developing joint ventures to drill its properties offering the greatest potential return, both in Canada and the US, while maintaining a meaningful position in its core Woodrush/ Drake production projects.

Dejour's 2009 Exploration and Production Plan

Peace River Arch

Dejour has implemented procedures to cut operating costs and plans to fully develop the Woodrush oil pool. Company 3D seismic interpretation confirmed by 2 discovery wells indicates that 3 oil wells and one gas well should be drilled and placed into the existing $7 million production facility that was completed in 2008, 100% owned by Dejour. It is the Company plan to drill as many of these wells as possible in the summer months, when rig utilization is very low and drill contracts can be prudently negotiated without the strain of weather related deadlines. The results of this drilling program should significantly enhance proven reserves. While summer drilling is rather unique in this area of NE BC, well completions and facility tie in would require frozen ground conditions. Expectations are that all oil wells would be tied and producing by year end 2009.

A successful program at Woodrush provides Dejour with sharply higher net backs on its oil and gas revenues, increased proven reserves, the establishment of reservoir pressure data to allow Dejour better knowledge of the pool size and the applicability of secondary recovery potential.  At this time, being a new pool discovery with limited production history; independent engineers have assumed only 240,000 barrels of recoverable oil in each of 3 wells, to date. Wells in analogous pools in this immediate area have produced in excess of one million barrels.

A thorough test of the Company's NE-BC 'Montney" project is also a priority this summer. The company is in discussion with joint venture partners to fast track the testing program.

Piceance Basin

Dejour is in talks with industry and non industry partners to pursue joint ventures to expedite exploration to prepare proven reserve drill sites for the return of the gas market. This would include lease holdings at Roan Creek, and Gibson Gulch held and operated by Dejour.  These properties are over the basin centered Williams Fork sands of the Piceance Basin.  Roan Creek can be ready to drill in Q4/09 based on joint venture partnerships and the price of natural gas. Chevron has recently drilled over 100 wells in the West Grand Valley Field adjacent to one 880 acre parcel of Company.  This is one of Dejour's most accessible drill ready projects, with seven drill pad applications in place.

As noted previously, Dejour has a joint venture agreement with Laramie Energy ll LLC for the Rangely project. The joint venture agreement entails Laramie will have the right to earn 55% of the 22,000 gross acres (15,700 net acres) prospect by completing at least four commercially productive oil wells.  Drilling is expected in Q3/09.

For details and updated maps go to www.dejour.com and download the corporate presentation.

Dejour's exploration team continues to high-grade its hydrocarbon prospects for ultimate drilling. 2009 will be a year to vastly improve operating efficiencies and begin building a solid growth plan from the current 1000 to target 5000 Boe/day production within a 3-year time horizon. Going forward, careful management decisions on exploration will be based on natural gas and oil prices, and an ever developing pipeline infrastructure in the Piceance.

Chairman & CEO Robert L. Hodgkinson comments “We believe that oil and gas commodity prices can sharply rebound from the current credit crunch induced level over the next 6 – 18 months. Dejour's inventory of well located properties can yield outstanding returns in these volatile times. One of North America's most respected money managers commented recently that one of the few things he could trust is energy.  Management is committed in utilizing all its energies to crystallize for shareholders the value of our company”.

Dejour Enterprises Ltd. has filed its 2008 Audited Financials and Reserve information on Sedar (www.sedar.com). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Dejour. Energy. Independence.

About Dejour Enterprises Ltd.

Dejour Enterprises is a high growth oil and natural gas company, with an enviable portfolio of land assets in key regions of Colorado, Utah, British Columbia and Alberta. Since inception, Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, timing investments and transactions to realize their value to the best advantage of our shareholders. Against a context of increasing concern about domestic energy production, as technology continues to make previously inaccessible resources available, and as natural gas proves to be an important stepping stone on the way to a greener energy future, Dejour is ideally positioned for significant value growth. Learn more at Dejour.com.

Dejour, headquartered in Vancouver, British Columbia, maintains operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the New York Stock Exchange AMEX (NYSE- Alt: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Robert L. Hodgkinson, CHM & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street,

Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051

Email: investor@dejour.com

Statements Regarding Forward-Looking Information:   This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.